UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3) *

                            Playboy Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    728117201
                  --------------------------------------------
                                 (CUSIP Number)

                                November 5, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)                 Page 1 of 8 pages

CUSIP No. 728117201

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      1.    Names of Reporting Persons.      Plainfield Capital Limited
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)[ ]
            (b)[X]
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      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization      Cayman Islands
--------------------------------------------------------------------------------
Number of               5.    Sole Voting Power          0
Shares            --------------------------------------------------------------
Beneficially
owned by Each           6.    Shared Voting Power        926,700
Reporting         --------------------------------------------------------------
Person With:
                        7.    Sole Dispositive Power     0
                  --------------------------------------------------------------

                        8.    Shared Dispositive Power   926,700
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person 926,700

     10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   [ ]

     11.    Percent of Class Represented by Amount in Row (9)   19.05%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)   CO
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                                Page 2 of 8 pages

CUSIP No. 728117201

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      1.    Names of Reporting Persons.
            Plainfield Special Situations Master Fund Limited
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)[ ]
            (b)[X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization      Cayman Islands
--------------------------------------------------------------------------------
Number of               5.    Sole Voting Power          0
Shares            --------------------------------------------------------------
Beneficially
owned by Each           6.    Shared Voting Power        926,700
Reporting         --------------------------------------------------------------
Person With:
                        7.    Sole Dispositive Power     0
                  --------------------------------------------------------------

                        8.    Shared Dispositive Power   926,700
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person 926,700

     10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   [ ]

     11.    Percent of Class Represented by Amount in Row (9)   19.05%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)   CO
--------------------------------------------------------------------------------

                                Page 3 of 8 pages

CUSIP No. 728117201

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.       Plainfield Asset Management LLC
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)[ ]
            (b)[X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization      Delaware
--------------------------------------------------------------------------------
Number of               5.    Sole Voting Power          0
Shares            --------------------------------------------------------------
Beneficially
owned by Each           6.    Shared Voting Power        926,700
Reporting         --------------------------------------------------------------
Person With:
                        7.    Sole Dispositive Power     0
                  --------------------------------------------------------------

                        8.    Shared Dispositive Power   926,700
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person 926,700

     10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   [ ]

     11.    Percent of Class Represented by Amount in Row (9)   19.05%
--------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------

                                Page 4 of 8 pages

CUSIP No. 728117201

--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.            Max Holmes
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)[ ]
            (b)[X]
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization      United States
--------------------------------------------------------------------------------
Number of               5.    Sole Voting Power          0
Shares            --------------------------------------------------------------
Beneficially
owned by Each           6.    Shared Voting Power        926,700
Reporting         --------------------------------------------------------------
Person With:
                        7.    Sole Dispositive Power     0
                  --------------------------------------------------------------

                        8.    Shared Dispositive Power   926,700
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person 926,700

     10.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)   [ ]

     11.    Percent of Class Represented by Amount in Row (9)   19.05%
--------------------------------------------------------------------------------
     12.    Type of Reporting Person (See Instructions)   IN
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                                Page 5 of 8 pages

Item 1.

(a)   The name of the issuer is Playboy Enterprises, Inc. (the "Issuer").

(b) The principal executive office of the Issuer is located at 680 North Lake Shore Drive, Chicago, Illinois 60611.

Item 2.

(a) This Amended and Restated Schedule 13-G (this "Amendment") amends and restates in its entirety the Statement on Schedule 13G filed with the Securities and Exchange Commission on June 28, 2007 by Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and Max Holmes, an individual (together with Master Fund and Asset Management, the "Original Filers"), as amended by Amendment No. 1 filed on August 10, 2007 by the Original Filers, and as further amended by Amendment No. 2 filed on February 5, 2008 by the Original Filers (the "Schedule 13G"). This Amendment relates to the Class A Common Stock, $0.01 par value ("Common Stock") of Playboy Enterprises, Inc., a Delaware corporation (the "Issuer"). The Original Filers together with Plainfield Capital Limited, a Cayman Islands corporation ("Plainfield Capital") are referred to in this Schedule 13G as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. The filing of this Statement, however, shall not be construed as an admission by any of the Reporting Persons that a "group" exists or that any of the Reporting Persons is a beneficial owner of any securities other than those directly held by such Reporting Person.

(b) The Principal Business Office of the Reporting Persons is 55 Railroad Avenue, Greenwich, CT 06830.

(c) For citizenship information for the Reporting Persons see item 4 of the cover sheet of each Reporting Person.

(d) This Statement relates to the Class A Common Stock, $0.01 par value of the Issuer.

(e)   The CUSIP Number of the Common Stock of the Issuer is 728117201.

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
      78c).

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)   An employee benefit plan or endowment fund in accordance with
      Section 240.13d-1(b)(1)(ii)(F);

(g)   A parent holding company or control person in accordance with
      Section 240.13d-1(b)(1)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each filer. The ownership listed on the cover page includes ownership by the Reporting Persons as of November 5, 2008 of 926,700 shares of Common Stock of the Issuer. The percentage ownership listed on the cover page has been calculated in accordance with Section 240.13d-3(d)(1) and is based upon 4,864,102 shares of the Issuer's Common Stock outstanding on October 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

The shares of Common Stock reported in this Schedule 13G were originally purchased by Master Fund. On November 5, 2008, Master Fund transferred all of such shares to Plainfield Capital. Plainfield Capital and Master Fund are private investment vehicles each formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Master Fund is the 100% owner of Plainfield Capital. Asset Management is the Manager of Master Fund and Plainfield Capital. Max Holmes is the chief investment officer of Asset Management.

                                   ----------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

                                Page 6 of 8 pages

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                                                            [ ] EXHIBIT ATTACHED

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                                            [ ] EXHIBIT ATTACHED

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 7 of 8 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2008

                                       PLAINFIELD CAPITAL LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

*Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to the Schedule 13G filed on June 28, 2007 and is incorporated by reference herein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                Page 8 of 8 pages

                                                                       EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: November 17, 2008

                                       PLAINFIELD CAPITAL LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual

                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel

                                       MAX HOLMES

                                       By: /s/ Thomas X. Fritsch
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*

*Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was attached as Exhibit A to the Schedule 13G filed on June 28, 2007 and is incorporated by reference herein.